UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Box Ships Inc. (the “Company”) dated August 8, 2011: Box Ships Inc. Reports Second Quarter 2011 Results and Declares Quarterly Dividend of $0.15 Per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Date: August 8, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS SECOND QUARTER 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.15 PER SHARE

ATHENS, Greece, August 8, 2011 – Box Ships Inc. (NYSE: TEU), or the Company, a global shipping company specializing in the seaborne transportation of containers, announced today its results for the period from its Initial Public Offering on April 14, 2011 (“IPO”) to June 30, 2011 (“second quarter of 2011”).

Company’s Highlights:

➢

IPO on April 14, 2011. Issued 11,000,000 shares, raising $132.0 million in gross proceeds

➢

The Company’s initial fleet of six containerships (“Initial Fleet”) delivered ahead of schedule

➢

Fleet utilization of 100% for the second quarter of 2011

➢

Dividend declaration of $0.15 per share for the second quarter of 2011

➢

Acquisition of MSC Emma, the Company’s seventh vessel, which was delivered on August 3, 2011.

Second Quarter 2011 Financial Results:

Our second quarter results are based on 296 fleet calendar and available days due to the timing of the delivery of the Company’s Initial Fleet following the completion of its IPO, instead of 546 days, had the Initial Fleet been delivered at the beginning of the quarter.

The Company reported time charter revenues for the second quarter of 2011 of $7.2 million and net income of $2.3 million, or $0.16 per basic and diluted share, calculated on 14.1 million weighted average number of basic and diluted shares outstanding for the period. EBITDA for the second quarter of 2011 was $4.6 million.

The Company operated an average of 3.79 vessels during the second quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $23,828 per vessel per day. Please see the table at the back of this announcement for a reconciliation of TCE rates to time charter revenues.

Total vessel operating expenses for the second quarter of 2011 were $2.5 million, or approximately $8,333 per vessel per day, including vessel operating expenses, management fees and general and administrative expenses for the period.

Commenting on the results, Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, stated, “We are pleased to report our financial results for our first quarter since our initial public offering and listing of our shares on the New York Stock Exchange, which has allowed us to take advantage of the positive momentum in the container shipping industry. During the quarter, we worked diligently and managed to take delivery of our Initial Fleet of six containerships in advance of the original timetable. As a result, we are able to announce a profitable first quarter of operations and our first quarterly dividend of $0.15 per share. Our dividend policy is supported by our investment in a young containership fleet with fixed rate employment that we expect will continue to generate consistent cash flows and dividends to our shareholders.”

Mr. Bodouroglou concluded, “We were also very pleased to announce the acquisition of the MSC Emma, a 2004 built 5,060 TEU containership chartered for a period of three years to Mediterranean Shipping Co. S.A. at a gross daily rate of $28,500 which was also delivered to the Company ahead of schedule. Going forward, we intend to continue to expand our fleet further by making selective acquisitions of containerships that increase our cash flow and position the Company to take advantage of the attractive fundamentals in the containership sector.”

Dividend Declaration and Outlook:

The Company’s Board of Directors declared a quarterly dividend of $0.15 per share, with respect to the second quarter of 2011, payable on or about August 24, 2011 to shareholders of record as of the close of business on August 15, 2011.

Assuming (i) the continued performance of the Company’s current time charters, (ii) that the Company does not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or off-hire periods or other liabilities not covered by cash reserves established from time to time by the board of directors, (iii) no material changes in vessel operating expenses and (iv) the ability to find replacement time charters at similar rates to those on which the vessels are currently employed, the Company expects to pay a dividend of $0.30 per share starting with the third quarter of 2011.

The declaration of a dividend will always be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the covenants in the Company's existing and future debt instruments and global economic conditions.

Chartering Strategy:

Pursuant to our chartering strategy, we intend to focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which will provide us with the benefit of stable cash flows, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the latest redelivery dates, the Company had secured under such contracts 100%, 91% and 67% of its fleet capacity in 2011, 2012 and 2013, respectively.  Following the acquisition of the MSC Emma, the contracted charter coverage was increased to 93% and 71% in 2012 and 2013, respectively.

Acquisition of our Initial Fleet:

➢

On April 29, 2011, the Company took delivery of two 2010 built 3,426 TEU high specification containerships the Box Voyager and Box Trader from Paragon Shipping Inc., in consideration for an aggregate of 2,266,600 shares of its common stock and $69.2 million in cash.

➢

On May 9, 2011, the Company took delivery of a 2010 built 6,589 TEU containership, the Maule from an unaffiliated third party for a cash consideration of $79.3 million.

➢

On May 19, 2011, the Company took delivery of a 2007 built 5,095 TEU containership, the CMA CGM Kingfish from Paragon Shipping Inc., in consideration for an aggregate of 1,170,900 shares of its common stock and $35.8 million in cash. On the same date, the Company took delivery of a 2006 built 4,546 TEU containership, the MSC Siena, from an unaffiliated third party for a cash consideration of $59.6 million.

➢

On May 31, 2011, the Company took delivery of a 2007 built 5,095 TEU containership, the CMA CGM Marlin from a company owned by its Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, in consideration for an aggregate of 1,562,500 shares of its common stock and $29.5 million in cash.

Recent Developments:

➢

On August 3, 2011, the Company took delivery of a 2004 built 5,060 TEU containership, the MSC Emma, from an unaffiliated third party for a consideration of $55.0 million.

➢

During July 2011, the Company entered into the following secured credit facilities to finance the acquisition of the MSC Emma and for general corporate purposes:

•

Two credit facilities of $22.0 million each, with Credit Suisse, to partially re-finance the cash consideration paid for the CMA CGM Kingfish and the CMA CGM Marlin,

•

A $30.3 million credit facility with Commerzbank to partially finance the acquisition of MSC Emma

Fleet List:

The following table provides additional information, as of August 8, 2011, about our current fleet.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate	Charter Expiration	Notes
Box Voyager	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
Box Trader	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	1
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	1
MSC Siena	2006	4,546	Maersk	$28,000	January 2014	1,2
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	3
MSC Emma	2004	5,060	MSC	$28,500	August 2014	4
Total		33,237

Notes:
1) The charterer has the option to increase or decrease the term of the charter by 45 days.
2) The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.

3)

The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer has also the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million less a 0.5% purchase commission payable to parties unaffiliated to us.

4) The charterer has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its second quarter 2011 results on August 9, 2011 at 8:00 am EDT.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the USA), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US) or 0080 044 131 378 (from Greece). Please quote "Box Ships."

A replay of the conference call will be available until August 16, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 2548316#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.box-ships.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of seven containerships with a total carrying capacity of 33,237 TEU and a weighted average age of 3.6 years. The Company’s shares trade on the New York Stock Exchange under the symbol “TEU.”

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: boxships@capitallink.com

- Tables Follow -

SUMMARY FLEET INFORMATION	Second quarter of 2011
FLEET DATA
Average number of vessels (1)	3.79
Available days for fleet (2)	296
Calendar days for fleet (3)	296
Fleet utilization (4)	100%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	$23,828

Vessel operating expenses (6)	$5,294
Management fees (7)	$896
General and administrative expenses(8)	$2,143
Total vessel operating expenses(9)	$8,333

Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	Second quarter of 2011
Time Charter Revenues	$7,225,829
Less: Voyage Expenses	(11,276)
Less: Commission	(161,536)
Total Revenue, net of voyage expenses	$7,053,017
Total available days	296
Time Charter Equivalent	$23,828

EBITDA Reconciliation(10) (Expressed in United States Dollars)	Second quarter of 2011
Net Income	$2,258,970
Plus: Net Interest expense	830,079
Plus: Depreciation	1,496,136
EBITDA	$4,585,185

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydockings or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(4)

Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.

(8)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses (if applicable), management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(10)

Box Ships Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
(Expressed in United States Dollars, except for share and per share data)

For the period from
April 14, 2011 (1) to
June 30, 2011
REVENUES:

Time charter revenues	7,225,829
Less: Commissions	161,536
Net Revenues	7,064,293

EXPENSES:

Voyage expenses	11,276
Vessels operating expenses	1,567,032
Management fees charged by a related party	265,214
Depreciation	1,496,136
General and administrative expenses	634,468
Operating income	3,090,167

OTHER INCOME (EXPENSES):

Interest and finance costs	(830,655)
Interest income	576
Foreign currency loss	(1,118)
Total other expenses, net	(831,197)

NET INCOME	2,258,970

Earnings per common share, basic and diluted	$0.16

Weighted average number of common shares, basic and diluted	14,072,494

(1) Date of Initial Public Offering

BOX SHIPS INC.
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
(Expressed in United States Dollars)

June 30,
2011
ASSETS

Cash and cash equivalents (including restricted cash)	10,802,563
Other current assets	3,235,631
Vessels, net	321,602,223
Other non-current assets	10,923,828

Total Assets	346,564,245

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt	10,700,000
Other current liabilities	3,983,718
Long-term debt, net of current portion	149,300,000
Other non-current liabilities	3,910,956
Total stockholders' equity	178,669,571

Total Liabilities and Stockholders' Equity	346,564,245